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                                                               EXHIBIT 99.(a)(9)


[LETTERHEAD OF COLUMBIA ENERGY GROUP(SM)]


 News Release

 For Immediate Release                                                Contacts;
 April 8, 1999                                                        ---------
                                                  News Media: R. A. Rankin, Jr.
                                                                 (703) 561-6044
                                          Financial Community: Thomas L. Hughes
                                                                 (703) 561-6001

Columbia Petroleum to Acquire
Petroleum and Propane Assets in Pennsylvania

     RICHMOND, Va., April 8, 1999 - Columbia Petroleum Corp., a subsidiary of Columbia Propane Corp. and its parent company, Columbia Energy Group, announced today that it has signed a definitive agreement to acquire certain propane and petroleum products assets and associated properties from Carlos R. Leffler, Inc. and other Leffler entities. While specific terms and conditions were not disclosed, Columbia Petroleum's investment in the business, including acquisition costs and subject to certain closing adjustments, is expected to be in excess of $60 million. Leffler's convenience store assets are not included in the transaction.

     Located in central and eastern Pennsylvania, the propane and petroleum assets would expand Columbia Energy Group's nonregulated business while extending its presence into geographic areas considered attractive for growth. The propane assets would be owned and operated by Columbia Propane when the transaction closes, most likely within the next 30 to 60 days.

     "The Leffler acquisition continues the execution of Columbia Propane's growth strategy by adding more propane customers as well as a group of petroleum customers to our nonregulated retail portfolio," said Oliver G. Richard III, chairman, president and CEO of Columbia Energy Group.

     With the transfer of propane assets from Columbia Petroleum (a new subsidiary of Columbia Propane), Columbia Propane would acquire propane assets, bulk storage facilities with a capacity of over 1.5 million gallons - including a pipeline terminal with over 1.2 million gallons of storage on the Texas Eastern Products Pipeline - a propane distribution fleet and wholesale and retail operations serving central and eastern Pennsylvania. In 1998, the Leffler propane business had approximately 12,500 customers and 26 million gallons of sales and related business.

     Columbia Petroleum Corp. would own and operate the petroleum assets, including five pipeline terminals on the Buckeye/Laurel and Atlantic systems, bulk storage facilities with a capacity of over 45 million gallons, and a wholesale and retail petroleum products distribution network serving the eastern half of Pennsylvania, southeastern New York, Maryland and Delaware. In 1998, the Leffler petroleum business had approximately 36,000 customers and 373 million gallons of sales and related business. Products sold by the petroleum business include fuel oil, various grades of diesel fuel and gasoline, kerosene and industrial and automotive lubricants.


                                   - more -
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Columbia
Energy
Group(SM)

     The Leffler transaction is the second propane acquisition announced by Columbia this week. On April 5, Columbia Propane signed a definitive purchase agreement under which it will begin on April 9 a cash tender offer for all of the approximately 6.7 million common units of National Propane Partners, L.P. for $12 in cash per unit. In the second step of the National Propane transaction, and subject to the terms and conditions of the purchase agreement, including successful completion of the tender offer, Columbia Propane would indirectly acquire the general partnership interests and subordinated unit interests of National Propane.

     Based on the announced agreement, the approximately $210 million National Propane transaction involves cash payment to the unitholders, refinancing of about $141 million in debt, and payment of about $2.1 million to the general partner. This consideration also reflects the prepayment by the general partner of approximately $14.9 million of debt. The National Propane transaction is subject to certain terms and conditions.

     With the closing of the Leffler transaction, and if its cash tender offer and related steps are successfully completed in the recently announced National Propane transaction, Columbia Propane would serve more than 335,000 customers in 35 states, nearly triple the number of customers it served at the end of 1998. Both transactions are expected to be mildly accretive to Columbia Energy Group earnings in the first year of operation.

     Headquartered in Richmond, Va., Columbia Propane has been a full-service propane supplier since 1941, serving commercial, industrial, agricultural and residential markets. It sold approximately 66.5 million gallons of propane in 1998, serving about 114,000 customers. Columbia Propane is an operating company of Columbia Energy Group.

     Columbia Energy Group, based in Herndon, Va., is one of the nation's leading energy services companies, with 1998 revenues of nearly $6.6 billion and assets of about $7 billion. Its operating companies engage in all phases of the natural gas business, including exploration and production, transmission, storage and distribution, as well as commodities marketing, energy management, propane sales and electric power generation, sales and trading.

     Information about Columbia Energy Group (NYSE: CG) is available on the Internet at www.columbiaenergygroup.com.

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This press release contains "forward-looking statements" within the meaning of the federal securities laws, including statements concerning Columbia Energy Group's, Columbia Propane's and Columbia Petroleum's plans, objectives and expected performance. There can be no assurance that actual results will not differ materially due to various factors, many of which are beyond the control of Columbia Energy Group, Columbia Propane and Columbia Petroleum, including, but not limited to, the supply and demand for propane and petroleum, and successful completion of the proposed National Propane transaction.